Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Calvert Social Investment Fund:

We consent to the use of our reports, incorporated herein by reference, dated November 28, 2011, with respect to the financial statements of the Calvert Money Market, Equity and Enhanced Equity Portfolios, and dated December 27, 2011, with respect to the financial statement of the Calvert Balanced, Bond, Calvert Conservative Allocation, Calvert Moderate Allocation, and Calvert Aggressive Allocation Portfolios, each a series of the Calvert Social Investment Fund, as of September 30, 2011, and to the references to our firm under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm and Custodians" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 30, 2012